P.E. 1/26/2015



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



15005272

March 24, 2015

Marc S. Gerber
Skadden, Arps, Slate, Meagher & Flom LLP
marc.gerber@skadden.com

Act: 1934
Section: ___
Rule: 14a-8 (i)(5)
Public
Availability: 3-24-15

Re: Rite Aid Corporation
Incoming letter dated January 26, 2015

Dear Mr. Gerber:

This is in response to your letters dated January 26, 2015 and February 24, 2015 concerning the shareholder proposal submitted to Rite Aid by the Sisters of St. Francis of Philadelphia and Dignity Health. We also have received a letter on the proponents' behalf dated February 20, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Paul M. Neuhauser
pmneuhauser@aol.com

March 24, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Rite Aid Corporation
Incoming letter dated January 26, 2015

The proposal requests that the board add a new section to its nominating and governance committee charter to provide oversight concerning the formulation, implementation and public reporting of policies and standards that determine whether or not the company should sell a product that especially endangers public health and well-being, has substantial potential to impair the reputation of the company and would reasonably be considered by many to be offensive to the values integral to the company's promotion of its brand.

There appears to be some basis for your view that Rite Aid may exclude the proposal under rule 14a-8(i)(7), as relating to Rite Aid's ordinary business operations. In this regard, we note that the proposal relates to the products and services offered for sale by the company. Proposals concerning the sale of particular products and services are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Rite Aid omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Rite Aid relies.

Sincerely,

Luna Bloom
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

DIRECT DIAL
(202) 371-7233
DIRECT FAX
(202) 661-8280
EMAIL ADDRESS
MARC.GERBER@SKADDEN.COM

February 24, 2015

BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Rite Aid Corporation – 2015 Annual Meeting
Supplement to Letter dated January 26, 2015
Relating to Shareholder Proposal of
The Sisters of St. Francis of Philadelphia and
Dignity Health, as co-filers

Ladies and Gentlemen:

This letter is submitted on behalf of Rite Aid Corporation, a Delaware corporation ("Rite Aid" or the "Company"), and supplements our letter dated January 26, 2015 (the "No-Action Request") pursuant to which the Company requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with Rite Aid's view that the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by the Sisters of St. Francis of Philadelphia and Dignity Health, as co-filers (the "Proponents"), may properly be omitted from the proxy materials to be distributed by Rite Aid in connection with its 2015 annual meeting of stockholders (the "2015 proxy materials").

This letter is in response to the letter to the Staff, dated February 20, 2015, submitted on behalf of the Proponents (the "Proponents' Letter"), and supplements the No-Action Request. In accordance with Rule 14a-8(j), a copy of this letter is also being sent to the Proponents.

I. The Proposal Focuses on the Sale of Tobacco Products and May Be Excluded As It Relates to the Company's Ordinary Business; Otherwise the Proposal Is Materially False and Misleading in Violation of Rule 14a-9.

The Proposal contains a clear and unambiguous title – "Tobacco Sales in Pharmacies." Almost every paragraph of the supporting statement includes a direct or indirect reference to tobacco, cigarettes or cancer. Accordingly, the Proposal focuses on the sale of tobacco products and may be excluded for the reasons set forth in the No-Action Request. It is disingenuous for the Proponents to argue, as they do in Proponents' Letter, that the Proposal does not relate specifically to tobacco.

In fact, if, as stated in the Proponents' Letter, the Proposal relates "to all of the products that Rite Aid sells," then we believe the Proposal, including the title and the supporting statement, taken as a whole, are ambiguous, in that a reasonable shareholder is likely to believe that it is voting on a proposal relating to tobacco sales rather than a proposal relating to all products sold by Rite Aid. Where a proposal, taken as a whole, is so inherently vague that shareholders would be confused as to the subject matter of the proposal, the proposal would violate Rule 14a-9 and, therefore, would be excludable under Rule 14a-8(i)(3).

In the event that the Staff ultimately disagrees with Rite Aid's conclusion that it may exclude the Proposal in its entirety from the 2015 proxy materials, the Staff should nevertheless concur that Rite Aid may exclude the title of the Proposal, as well as the excessive references to tobacco and cigarettes, as false and misleading in violation of Rule 14a-9.

II. Even If the Proposal Does Not Apply Exclusively to Tobacco Products, the Proposal Is Excludable As Relating to the Sale of Particular Products.

The Proponents' Letter states that the Proposal "covers not only . . . tobacco, but also many other products that Rite Aid might sell," and therefore "is not concerned with a specific product" implicating the ordinary business of the Company. The Proponents misconstrue the no-action precedent, however, as the Staff has not interpreted the exclusion to be limited to where a proposal relates only to an individual product. In *Hewlett-Packard Company* (Jan. 23, 2015), the company argued that a proposal was excludable as relating to its ordinary business because the proposal requested that the company report on "*<u>all</u>* of its 'sales of products and services to the military, police and intelligence agencies of foreign countries.'" The Staff agreed, finding the proposal excludable under Rule 14a-8(i)(7) because it "relates to the products and services offered for sale by the company." *See also Wal-Mart Stores, Inc.* (Mar. 30, 2010) (permitting exclusion of a proposal requiring that all company stores stock certain amounts of locally produced packaged foods as concerning the sale of particular products"); *Wal-Mart Stores, Inc.* (Mar. 26, 2010) (permitting exclusion of a proposal requesting the company to adopt a policy requiring that all products and services offered for sale in the United States Wal-Mart and Sam's Club stores be manufactured or produced in the United States as relating to the products and services offered for sale by the company).

III. Calling It a Risk Management Proposal Does Not Inoculate It From Exclusion on Ordinary Business Grounds.

The Proponents argue that the Proposal is "essentially a 'risk management' proposal, concerning the governance of the corporation" and therefore raises a significant policy issue such that the Proposal is not excludable under Rule 14a-(i)(7). The Proponents' Letter correctly states that risk management proposals were extensively discussed in Staff Legal Bulletin No. 14E (Oct. 27, 2009) ("SLB 14E") but fails to heed the Staff guidance contained therein. As described in SLB 14E, "the evaluation of risk should not be viewed as an end in itself, but rather, as a means to an end." In light of the fact that "most corporate decisions involve some evaluation of risk," SLB 14E states that the Staff will "focus on the subject matter to which the risk pertains" and "in those cases in which a proposal's underlying subject matter involves an ordinary business matter . . . the proposal generally will be excludable under Rule 14a-8(i)(7)." As the Proposal relates to the products offered for sale by Rite Aid, the Proposal involves an ordinary business matter and is excludable under Rule 14a-8(i)(7).

SLB 14E goes on to observe that a proposal focusing on the board's oversight of risk <u>may</u> transcend day-to-day business matters. There is nothing in SLB 14E, however, that would suggest that any reference to board oversight automatically trumps the ordinary business exclusion under Rule 14a-8(i)(7). Moreover, if the Staff were to apply SLB 14E in that fashion it would effectively nullify Rule 14a-8(i)(7) as every proposal involving risk management would simply reference board oversight of risk. This explains why the Staff indicated that focusing on board oversight "may" transcend ordinary business, rather than establish a bright line test that referencing board oversight "will" always transcend ordinary business. Where, as here, the Proposal relates to a matter of ordinary business, merely dressing the proposal as a board risk oversight proposal is not sufficient to evade the requirements of Rule 14a-8(i)(7).

IV. The Rite Aid Board Oversees Risk Management, Thus the Proposal Has Been Substantially Implemented.

To the extent the Proposal is viewed as a request for the board to oversee risk management, the Proposal has been substantially implemented and, therefore, may be excluded under Rule 14a-8(i)(10). In addition to the reasons stated in the No-Action Request, we direct the Staff's attention to pages 13-14 of Rite Aid's 2014 proxy statement, under the caption "Board Oversight of Risk Management," which states:

> The Board of Directors, as a whole and through the various committees of the Board, oversees the Company's management of risk, focusing primarily on five areas of risk: operational, financial performance, financial reporting, legal and regulatory, and strategic and reputational.
>
> Management of the Company is responsible for developing and implementing the Company's plans and processes for risk management. The Board believes that its leadership structure, described above, supports the risk oversight function of the Board. The Board of Directors, at least annually, reviews with management its plans and processes for managing risk. The Board also receives periodic updates from the Company's Chief Compliance Officer with regard to the overall effectiveness of the Company's risk management program and significant areas of risk to the Company, focusing on the five primary areas of risk set forth above as well as other areas of risk identified from time to time by either the Board, a Board committee or management.
>
> In addition, other Board committees consider risks within their respective areas of responsibility and advise the Board of any significant risks. For example, the Compensation Committee considers risks relating to the Company's compensation programs and policies and the Audit Committee focuses on assessing and mitigating financial reporting risks, including risks related to internal control over financial reporting and legal and compliance risks.

V. Conclusion

For the reasons stated above and in the No-Action Request, Rite Aid respectfully requests the concurrence of the Staff that the Proposal may be excluded from the 2015 proxy materials pursuant to Rule 14a-8(i)(7), Rule 14a-8(i)(3), Rule 14a-8(i)(5) and Rule 14a-8(i)(10). If we can be of any further assistance, or if the

Staff should have any questions, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,



Marc S. Gerber

cc: Marc A. Strassler, Esq.
Rite Aid Corporation

Tom McCaney, Associate Director, Corporate Responsibility
The Sisters of St. Francis of Philadelphia

Susan Vickers, RSM, Vice President Corporate Responsibility
Dignity Health

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 20, 2015

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Matt McNair, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to Rite Aid Corporation

Dear Sir/Madam:

I have been asked by the Sisters of St. Francis of Philadelphia and Dignity Health (hereinafter referred to jointly as the "Proponents"), each of which is a beneficial owner of shares of common stock of Rite Aid Corporation (hereinafter referred to either as "Rite Aid" or the "Company"), and who have jointly submitted a shareholder proposal to Rite Aid, to respond to the letter dated January 26, 2015, sent to the Securities & Exchange Commission by Skadden, Arps, Slate, Meagher & Flom LLP on behalf of the Company, in which Rite Aid contends that the Proponents' shareholder proposal may be excluded from the Company's year 2015 proxy statement by virtue of Rules 14a-8(i)(7), 14a-8(i)(5) and 14a-8(i)(10).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Rite Aid's year 2015 proxy statement and that it is not excludable by virtue of any of the cited rules.

The Proponents' shareholder proposal requests the Company's Board to provide oversight of policies and standards pertaining to products (i) that "especially endanger[] public health"; (ii) that have "substantial potential to impair" the Company's reputation; or (iii) that "many" "would reasonably" consider to be contrary to "the values integral to the Company's" brand.

RULE 14a-8(i)(7)

The basic flaw in the Company's argument is that it is based entirely on the assertion that the Proponents' shareholder proposal concerns the sale of a particular product. Thus, in the final paragraph on page four of its letter the Company refers to Staff positions "consistently" taken relating to "particular products or service" (first sentence) and exclusions concerning "the sale of specific products" (second sentence). Yet the Proponents' shareholder proposal is not thus limited. Indeed, this is shown conclusively by Rite Aid's own discussion of the *Wal-Mart Stores, Inc.* (March 20, 2014) Staff no-action letter (top of page 5). In that instance a shareholder proposal that was *identically worded* in all material respects to the Proponents' proposal was deemed to apply to a specific product, but in that instance the product was said to be guns. We submit that it is logically impossible for the wording of a proposal to apply to many diverse products and yet also be excludable as applying to "a particular product or service' or the "sale of specific products".

The Proponents' shareholder proposal is not concerned with a specific product. On the contrary, its wording is board and covers not only guns and tobacco, but also many other products that Rite Aid might sell. For example, the New York Times of February 3, 2015, carried an article entitled "New York Attorney General Targets Supplements at Major Retailers", whose opening sentence was that the Attorney General had "accused four major retailers on Monday of selling fraudulent and potentially dangerous herbal supplements". The Attorney General issued cease and desist orders against the four retailers, including competitors of Rite Aid such as Walgreens. The article focused on four products, St. John's wort, Ginkgo biloba, ginseng pills and valerian root. Each of those supplements are also sold by Rite Aid, including, in some cases, house brands. (Search of Rite Aid web site on February 19, 2015.) The selling of such products could reasonably result in (i) endangering public health; (ii) impairing the Company's reputation; or (iii) being deemed to be contrary to the values integral to the Company's brand, especially since more than two-thirds of Rite Aid's sales are from pharmaceuticals, a class of goods intended to aid health, not destroy it.

The generic nature of the Proponents' shareholder proposal is further supported by the subsequent history of the *Wal-Mart* letter referred to above. Following the grant of the aforesaid no-action letter to Wal-Mart, the proponent, Trinity Wall Street (the historic Trinity Church), sued Wal-Mart in the United States District Court for the District of Delaware. Judge Stark, Chief Judge of the District, granted Trinity Church both declaratory and injunctive relief, requiring Wal-Mart to include the proposal in its proxy statement. (*Trinity Wall Street v. Wal-Mart Stores, Inc.* Lexis 165431, November 26, 2014; an appeal is pending in the Third Circuit Court of Appeals.)

The fact that the Proponents' shareholder proposal would apply to the sale by Rite Aid not only of tobacco products, but also of numerous other products such as herbal supplements and guns, illustrates that the proposal is not one that applies merely to a decision whether or not to sell a specific product. Rather it is a policy proposal addressed to the Board, asking the Board to oversee the formulation of "policies and standards" applicable to all of the products that Rite Aid sells. In the words of the District Court in Delaware:

> At its core, Trinity's Proposal seeks to have Wal-Mart's Board oversee the development and effectuation of a Wal-Mart policy. While such a policy, if formulated and implemented, could (and almost certainly would) shape what products are sold by Wal-Mart, the Proposal does not itself have this consequence. As Trinity acknowledges, the outcome of the Board's deliberations regarding dangerous products is beyond the scope of the Proposal. Any direct impact of adoption of Trinity's Proposal would be felt at the Board level; it would then be for the Board to determine what, if any, policy should be formulated and implemented.
>
> The guidance provided by the SEC in its 1998 Release strongly supports the Court's conclusions. Trinity's Proposal does not undermine the "policy underlying the ordinary business exclusion." 1998 Release, 63 Fed. Reg. at 29108. The Proposal does not, for instance, take a "task[] ... so fundamental to management's ability to run a company on a day-to-day basis" and, impractically, subject it to "direct shareholder oversight." Id. That might be the case if the Proposal attempted, through a shareholder vote, to dictate to management specific products that Wal-Mart could or could not sell. (The 1998 Release gives as examples of tasks so fundamental to management's ability to run a company

"decisions on production quality and quantity, and the retention of suppliers," none of which are tasks that are the subject of the Proposal.) It is not the case here, however, where the "task" is the formulation and implementation of policy, which are tasks the Board's Committee, "subject to direct shareholder oversight," can and already does perform. Trinity's Proposal leaves development of policy to the Board Committee, which in turn is free to delegate responsibility for the day-to-day aspects of implementation of any such policy to the Company's officers and employees.

. . . .Additionally, again consistent with the 1998 Release, the Proposal is not excludable because it does not seek to "micro-manage" Wal-Mart or "prob[e] too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." (Id.) The Proposal does not involve "intricate detail" or seek to "impose specific time-frames" or dictate a "method[] for implementing complex policies." (Id.)

Trinity has carefully drafted its Proposal. It does not dictate what products should be sold or how the policies regarding sales of certain types of products should be formulated or implemented. Instead, as Trinity has explained in this litigation, "The Proposal intentionally ensures that any day-to-day decision-making concerning the matters raised in the Proposal is reserved to the management of Wal-Mart pursuant to policies created by management with Board oversight." (D.I. 38 at 14) For this reason, the no-action letters cited by Wal-Mart are distinguishable, as they involve circumstances Trinity has avoided by limiting its Proposal to the Board's decision-making process, as opposed to proposals that attempted to direct day-to-day operations. Wal-Mart cites many SEC no-action letters which, in Wal-Mart's view, "repeatedly concurred in the exclusion of shareholder proposals that relate to decisions by retailers concerning the sales of products." (D.I. 48 at 8) None of the letters cited by Wal-Mart involved proposals comparable to Trinity's. . . .

The Court's reasoning is buttressed by the fact that the Proponents' shareholder proposal is essentially a "risk management" proposal, concerning the governance of the corporation. As such it raises a significant policy issue for Rite Aid's Board and is therefore not excludable by virtue of Rule 14a-8(i)(7).

Risk management proposals were extensively discussed in Staff Legal Bulletin No. 14E. (October 27, 2009) After noting that in the case of many proposals the Staff would not look at the fact that the proposal was phrased in terms of risk, but would look at the subject matter that gives rise to the risk, the Bulletin went on to say (final paragraph of Section B.):

In addition, we note that there is widespread recognition that the board's role in the oversight of a company's management of risk is a significant policy matter regarding the governance of the corporation. In light of this recognition, a proposal that focuses on the board's role in the oversight of a company's management of risk may transcend the day-to-day business matters of a company and raise policy issues so significant that it would be appropriate for a shareholder vote. (Emphasis supplied.)

The Proponents' shareholder proposal is clearly one of those "in addition" cases where the proposal addresses matters regarding the governance of the corporation. It calls for the Board to oversee the reputational risk that can ensue from the selling of dangerous products, not for evaluating the risk of any given product. *Trinity Wall Street v. Wal-Mart Stores, Inc., supra.* Cf. *PepsiCo, Inc.* (February 16, 2012). Nor does the fact that the Proponents' Supporting Statement focuses primarily on tobacco sales make the proposal any less a general risk proposal, as is clear from the wording of the only operative clause, the "Resolve Clause". The fact that a shareholder proposal uses one specific example does not detract from the generality of the proposal. For example, in *Chevron Corporation* (March 28, 2008) the Staff denied no-action relief (based on 14a-8(i)(7)) with respect to a proposal that the Staff characterized as a request to "develop guidelines for country selection", which was the "ask" in the "Resolve Clause", even though the "Whereas Clause" focused almost exclusively on Burma. See also *BJ Services Company* (December 10, 2003). In short, it is the operative portion of the shareholder proposal that determines its scope for purposes of applying the "risk assessment" standard quoted above, not the illustrations in the whereas clauses or supporting statements.

For the foregoing reasons, Rite Aid has failed to carry its burden of proving the applicability of Rule 14a-8(i)(7) to the Proponents' shareholder proposal.

RULE 14a-8(i)(5)

Since the Proponents' shareholder proposal is not limited to tobacco products, but is a far more general "risk" proposal, the Company has failed to establish the applicability of Rule 14a-8(i)(5) to the proposal.

RULE 14a-8(i)(10)

Since the Proponents' shareholder proposal requests the institution of Board oversight of the Company's risk policies, nothing in Exhibit B is relevant to the proposal since no portion of Exhibit B pertains to Board oversight.

Even if that were not true, the two sentences cited by the Company from the seventeen page Exhibit B do not address the request of the Proponents, even aside from the question of Board oversight. The best that the Company can come up with (see first full paragraph on page 8 of its letter) out of those seventeen pages is a citation to page 8 of Exhibit B that it is "essential" that Rite Aid sell "safe products and services" and that the Company will fulfill its "responsibilities" to the public and "retain the confidence of our customers". Nor does the citation, in the Code of Business Ethics & Conduct, of the statement that "the company's good name and reputation" are necessary add anything at all of substance. We submit that these brief platitudes do not constitute an oversight policy. Similarly, the Audit Committee's oversight of these platitudes adds nothing of substance.

For the foregoing reasons, the Company has failed to carry its burden of proving the applicability of Rule 14a-8(i)(10) to the Proponents' shareholder proposal.

In conclusion, we request that the Staff inform the Company that the SEC Proxy Rules require denial of the Company's no-action letter request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the Staff wishes any further information. Faxes can be received at the same number and mail and email addresses appear on the letterhead.

Very truly yours,

Paul M. Neuhauser

cc: Mark S. Gruber
Tom McCaney
Sister Susan Vickers
Fr. Michael Crosby
Laura Berry

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

DIRECT DIAL
(202) 371-7233
DIRECT FAX
(202) 661-8280
EMAIL ADDRESS
MARC.GERBER@SKADDEN.COM

January 26, 2015

BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Rite Aid Corporation – 2015 Annual Meeting
Omission of Shareholder Proposal Submitted by
The Sisters of St. Francis of Philadelphia and
Dignity Health, as co-filers

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, we are writing on behalf of our client, Rite Aid Corporation, a Delaware corporation ("Rite Aid" or the "Company"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with Rite Aid's view that, for the reasons stated below, it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by the Sisters of St. Francis of Philadelphia and Dignity Health, as co-filers (the "Proponents"), from the proxy materials to be distributed by Rite Aid in connection with its 2015 annual meeting of shareholders (the "2015 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponents as notice of Rite Aid's intent to omit the Proposal from the 2015 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponents that if any of them submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the Company.

I. The Proposal

The Proposal is entitled "Tobacco Sales in Pharmacies." The resolution contained in the Proposal is set forth below:

> RESOLVED: Shareholders request that the Board add a new section to its Nominating and Governance Committee Charter (or otherwise adopt) as follows:
>
> > Provide oversight concerning the formulation, implementation and public reporting of policies and standards that determine whether or not the Company should sell a product that:
> >
> > 1.) Especially endangers public health and well being
> > 2.) Has substantial potential to impair the reputation of the Company and/or
> > 3.) Would reasonably be considered by many to be offensive to the values integral to the Company's promotion of its brand.

In addition, the Proposal's supporting statement states, in relevant part:

> Cigarette smoking has been determined to be the nation's number one avoidable cause of heart disease, cancer, stroke, and emphysema in the United States (the four leading causes of death);
>
> Cigarette smoking is the principal cause of chronic bronchitis, a leading cause of lost workdays and decreased productivity;
>
> . . .
>
> We believe that the board should provide oversight to ensure that Rite Aid's progress as a health company is not jeopardized by its sale of products, whether cigarettes or any other product, that when used as intended are lethal and which therefore may result in reputational harm.

II. Bases for Exclusion

We hereby respectfully request that the Staff concur in Rite Aid's view that it may exclude the Proposal from the 2015 proxy materials pursuant to: (i) Rule 14a-8(i)(7) because the Proposal involves matters that relate to the ordinary business operations of the Company; (ii) Rule 14a-8(i)(5) because the Proposal relates to operations of the Company which account for less than 5% of the Company's assets, earnings and sales and is not otherwise significantly related to the Company's business; and (iii) Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

III. Background

The Company received the Proposal, accompanied by a cover letter from the Sisters of St. Francis of Philadelphia, and a letter from The Northern Trust Company, on December 22, 2014. The Company received the Proposal from Dignity Health, which letter refers to Dignity Health's collaboration with the Sisters of St. Francis of Philadelphia, on December 29, 2014, and a letter from State Street Global Securities on January 14, 2015. Copies of the Proposal and related correspondence are attached hereto as Exhibit A.

IV. Analysis

A. The Company May Exclude the Proposal Pursuant to Rule 14a-8(i)(7) Because the Proposal Involves Matters that Relate to the Ordinary Business Operations of the Company.

Rule 14a-8(i)(7) provides that a company may omit a shareholder proposal from its proxy materials "[i]f the proposal deals with a matter relating to the company's ordinary business operations." The policy underlying Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. The second related to the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Commission also has stated that a proposal requesting the dissemination of a report or formation of a committee may be excludable under Rule 14a-8(i)(7) if the substance thereof is within the ordinary business of the issuer. *See* Exchange Act Release No. 34-20091 (Aug. 16, 1983) (the "1983 Release"). Here, the Proposal's title and supporting statement make it abundantly clear that the substance of the oversight requested is whether or not the Company should sell tobacco products, which falls squarely within the ordinary business exclusion under Rule 14a-8(i)(7) because the Proposal relates to the sale of particular products offered for sale by the Company.

The Company is one of the nation's leading drugstore chains with more than 4,500 stores in 31 states and the District of Columbia. The Company sells prescription drugs and a wide assortment of other merchandise or "front-end" products. In fiscal 2014, prescription drug sales accounted for 67.9% of the Company's total sales while front-end products accounted for 32.1% of the Company's total sales. The Company carries a full assortment of front-end products, which include over-the-counter medications, health and beauty aids, personal care items, cosmetics, household items, food and beverages, greeting cards, seasonal merchandise and numerous other everyday and convenience products, as well as photo processing.

The selection of front-end products to be sold in the Company's stores is an integral part of the Company's business. These decisions are fundamental to management's ability (already subject to board oversight) to control the operations of the Company. As described above, despite the seemingly product-neutral language in the resolution, the title and supporting statement clearly focus the Proposal on the sale of tobacco products. Decisions regarding product selection involve operational and business issues that require the judgment of the Company's management, which has the necessary skills, knowledge and resources to make informed decisions on such matters. Particularly for a retailer such as the Company, decisions as to which products the Company sells are part and parcel of the Company's ordinary business and are matters that are properly within the purview of management.

The Staff has consistently taken the position that shareholder proposals relating to the sale or distribution of particular products or service involve the ordinary business operations of a company. As a result, the Staff has permitted companies to exclude proposals seeking to regulate or otherwise report on the sale of specific products because they addressed matters related to the company's ordinary business operations under Rule 14a-8(i)(7). For example, in *Wells Fargo & Co.* (Jan. 28, 2013, *recon. denied* Mar. 4, 2013), the Staff permitted the company to exclude a proposal requesting a report discussing the adequacy of the company's policies in addressing the social and financial impacts of the company's direct deposit advance lending service because the proposal related to "products and services offered for sale by the company." Similarly, in *Wal-Mart Stores, Inc.*[1] (Mar. 20, 2014), the Staff permitted exclusion of a proposal with a resolution substantially similar to the resolution in the Proposal, requesting board oversight relating to the formulation of policies that determine whether or not the company should sell a product that "especially endangers public safety and well-being, has the substantial potential to impair the reputation of the company and/or would reasonably be considered by many offensive to the family and community values integral to the company's promotion of its brand," where the proposal identified guns with high capacity magazines as its principal concern. *See also Pepco Holdings, Inc.* (Feb. 18, 2011) (permitting exclusion of a proposal requesting that the company "study, implement, and pursue the solar market" to increase earnings and profits as relating to the products and services offered for sale by the company); *Wal-Mart Stores, Inc.* (Mar. 30, 2010) (permitting exclusion of a proposal requiring that all company stores stock certain amounts of locally produced packaged foods as concerning the sale of particular products); *Wal-Mart Stores, Inc.* (Mar. 26, 2010) (permitting exclusion of a proposal requesting the company to adopt a policy requiring that all products and services offered for sale in the United States Wal-Mart and Sam's Club stores be manufactured or produced in the United States as relating to the products and services offered for sale by the company); *Home Depot, Inc.* (Jan. 24, 2008) (permitting exclusion of a proposal requesting the company to "end the sale of glue traps" as relating to the sale of a particular product).

In the case of tobacco products, the Staff has had a long-standing and consistent position permitting retailers to exclude proposals seeking to regulate the sale of tobacco and tobacco-related products because the proposals related to the company's "ordinary business operations (i.e., the sale of a particular product)." *CVS Caremark Corp.* (Feb. 25, 2010); *Rite Aid Corp.* (Mar. 26. 2009); *Albertson's, Inc.* (Mar. 23, 2001); *Wal-Mart Stores, Inc.* (Mar. 20, 2001); *Walgreen Co.* (Sept. 29, 1997); *see also Albertson's Inc.* (Mar. 18, 1999) (permitting exclusion of a proposal requesting that the board take the steps necessary to ensure that the company no longer sells, advertises or promotes tobacco products, as relating to the company's ordinary business operations – "the sale of a particular product"); *CVS Corp.* (Mar. 2, 1998) (permitting exclusion of a proposal requesting that management terminate tobacco sales unless it can demonstrate that the company is able to fully implement FDA regulations restricting youth access to tobacco, as relating to the company's ordinary business operations – "the sale of a particular product"); *Rite Aid Corp.* (Mar. 5, 1997) (same); *Wal-Mart Stores, Inc.* (Mar. 3, 1997) (same).

---

[1] In *Trinity Wall Street v. Wal-Mart Stores, Inc.*, No. 14-405-LPS (D. Del. Nov. 26, 2014), the U.S. District Court for the District of Delaware denied Wal-Mart's right to exclude the proposal. Wal-Mart has appealed the decision to the U.S. Court of Appeals for the Third Circuit.

The 1998 Release provides that shareholder proposals may not be excluded pursuant to Rule 14a-8(i)(7) if they raise "significant policy issues" that "transcend the day-to-day business matters" of the company. With respect to proposals dealing with tobacco, the Staff consistently has drawn a distinction between manufacturers and vendors, taking the position that proposals regarding the selection of products for sale relate to a company's ordinary business operations and thus are excludable pursuant to Rule 14a-8(i)(7). *Compare Rite Aid Corp.* (Mar. 26. 2009) (permitting exclusion of a proposal requesting that the Company prepare a report to shareholders on how the Company is responding to rising regulatory, competitive and public pressures to halt sales of tobacco products) *with R.J. Reynolds Tobacco Holdings, Inc.* (Mar. 7, 2002) (not permitting exclusion of a proposal requesting the company to provide additional information in the packaging of its tobacco products") *and Philip Morris Cos. Inc.* (Feb. 22, 1990) (not permitting exclusion of a proposal requesting a "Review Committee" to analyze the impact of the company's tobacco advertising on minors because of the "growing significance of the social and public policy issues attendant to operations involving the manufacture and distribution of tobacco related products"); *see also Albertson's Inc.* (Mar. 18, 1999) (permitting exclusion of a proposal requesting that the retailer stop selling tobacco products, as relating to the company's ordinary business operations – "sale of a particular product"); *Walgreen Co.* (Sept. 29, 1997) (same).

The Company is not involved in the manufacture of tobacco products and therefore, consistent with the foregoing precedent, the Proposal is excludable under Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations, the sale of tobacco products.

B. The Company May Exclude the Proposal Pursuant to Rule 14a-8(i)(5) Because It Relates to Operations that Account for Less than 5% of the Company's Assets, Earnings and Sales, and Is Not Otherwise Significantly Related to the Company's Business.

Rule 14a-8(i)(5) provides that a company may omit a shareholder proposal from its proxy materials "[i]f the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business."

Here, the title of the Proposal, "Tobacco Sales in Pharmacies," and the supporting statement, which focuses on cigarettes, indicate that the Proposal targets only tobacco/cigarettes as the product sought to be avoided under the policies and standards requested. As discussed above, the Company sells prescription drugs and a wide assortment of "front-end" products. Tobacco products constitute only a handful of the thousands of front-end products that the Company carries. At the end of the Company's fiscal year ended March 1, 2014, the Company estimates that tobacco products accounted for less than 2% of the Company's total assets and that tobacco-related sales accounted for less than 2% of the Company's total sales. Accordingly, it is clear that tobacco-related sales constitute an insignificant portion of the Company's overall business.

Even if a proposal meets the financial criteria of Rule 14a-8(i)(5), a company may nevertheless be unable to rely on Rule 14a-8(i)(5) to exclude a proposal if the proposal is "otherwise significantly related to the Company's business." As the Commission stated in Exchange Act Release No. 34-19135 (Oct. 14, 1982):

> Historically, the Commission staff has taken the position that certain proposals, while relating to only a small portion of the issuer's operations, raise policy issues of significance to the issuer's business. ... For example, the proponent could provide information that indicates that while a particular corporate policy which involves an arguably economically insignificant portion of an issuer's business, the policy may have a significant impact on other segments of the issuer's business or subject the issuer to significant contingent liabilities.

As discussed above, this Proposal relates to the sale of tobacco products by Rite Aid, which does not have a significant impact on the Company's drugstore business. Even where a proposal raises a policy issue, the policy must be more than ethically or socially "significant in the abstract" and must have a "meaningful relationship to the business" of the company in question. *See Lovenheim v. Iroquois Brands, Ltd.*, 618 F. Supp. 554, 561 n.16 (D.C. 1985).

The Staff has in many instances recognized that, although a proposal may have issues that are of social significance, those issues are not necessarily of concern to a company's shareholders because of the minimal impact those issues have on the company's business. For example, in *Hewlett-Packard Co.* (Jan. 7, 2003), the company received a proposal requesting that the company relocate or close its offices in Israel, divest itself of land owned in Israel and distribute a letter regarding Israel's violation of numerous U.N. resolutions and international human rights standards. The Staff permitted the company to exclude the proposal pursuant to Rule 14a-8(i)(5) and noted that "the amount of revenue, earnings, and assets attributable to [the company's] operations in Israel is less than five percent and the proposal is not otherwise significantly related to [the company's] business." In addition, in *Tribune Co.* (Jan. 27, 1994), the Staff permitted the company to exclude a proposal requesting that the company develop ethical and moral criteria relating to cigarette advertising in the company's publications because "the amount associated with the [c]ompany's revenues from cigarette advertising falls below the five percent tests under rule 14a-8(c)(5) and the proposal is not otherwise significantly related to the [c]ompany's business." *See also American Stores Co.* (Mar. 25, 1994) (sale of tobacco products by one of the nation's leading food and drug retailers was "not otherwise significantly related to" its business and proposal was excludable pursuant to Rule 14a-8(i)(5)); *Kmart Corp.* (Mar. 11, 1994) (sale of firearms in Kmart stores was "not otherwise significantly related to" its business due to diversity of the company's product mix and proposal was excludable pursuant to Rule 14a-8(i)(5)). Because the Proposal is not significantly related to the Company's drugstore business, the Proposal is excludable under Rule 14a-8(i)(5).

C. The Company May Exclude the Proposal Pursuant to Rule 14a-8(i)(10) Because the Company Has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. The Commission adopted the "substantially implemented" standard in 1983 after determining that the "previous formalistic application" of the rule defeated its purpose, which is to "avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *See* the 1983 Release and Exchange Act Release No. 12598 (July 7, 1976). Accordingly, the actions requested by a proposal need not be "fully effected" provided that they have been "substantially implemented" by the company. *See* 1983 Release.

Applying this standard, the Staff has consistently permitted the exclusion of a proposal when it has determined that the company's policies, practices and procedures or public disclosures compare favorably with the guidelines of the proposal. *See Wal-Mart Stores, Inc.* (Mar. 27, 2014) (permitting exclusion of a proposal requesting the compensation, nominating and governance committee to include at least one "employee engagement" metric when determining executives' incentive compensation where the company's management incentive plan already included a metric relating to employee engagement); *Deere & Co.* (Nov. 13, 2012) (permitting exclusion of a proposal requesting that the board review and amend the company's code of business conduct to include human rights as a guide for its international and U.S. operations where the code of business conduct already addressed the company's commitment to human rights); *ConAgra Foods, Inc.* (July 3, 2006) (permitting exclusion of a proposal requesting that the board issue a sustainability report where the company had issued a corporate responsibility report addressing social, environmental and workplace policies and practices). *See also Peabody Energy Corp.* (Feb. 25, 2014); *The Goldman Sachs Group, Inc.* (Feb. 12, 2014); *Hewlett-Packard Co.* (Dec. 18, 2013); *Duke Energy Corp.* (Feb. 21, 2012); *Nordstrom, Inc.* (Feb. 8, 1995); *Texaco, Inc.* (Mar. 6, 1991, *recon. granted* Mar. 28, 1991).

In addition, the Staff has permitted exclusion under Rule 14a-8(i)(10) where a company already addressed the underlying concerns and satisfied the essential objectives of the proposal, even if the proposal had not been implemented exactly as proposed by the proponent. *See, e.g., Masco Corp.* (Mar. 29, 1999) (permitting exclusion on substantial implementation grounds where the company adopted a version of the proposal with slight modifications and clarification as to one of its terms); *see also MGM Resorts International* (Feb. 28, 2012) (permitting exclusion on substantial implementation grounds of a proposal requesting a report on the company's sustainability policies and performance, including multiple, objective statistical indicators, where the company published an annual sustainability report); *Exelon Corp.* (Feb. 26, 2010) (permitting exclusion on substantial implementation grounds of a proposal requesting a report disclosing policies and procedures for political contributions and monetary and non-monetary political contributions where the company had adopted corporate political contributions guidelines); *Johnson & Johnson* (Feb. 17, 2006) (permitting exclusion on substantial implementation grounds of a proposal directing management to verify employment legitimacy of U.S. employees and to terminate employees not in compliance where the company confirmed it complied with existing federal law to verify employment eligibility and terminate unauthorized employees); *The Gap Inc.* (Mar. 16, 2001) (permitting exclusion on substantial implementation grounds of a proposal requesting a report on child labor practices of the company's suppliers where the company had established a code of vendor conduct, monitored compliance with the code, published information on its website about the code and monitoring programs and discussed child labor issues with shareholders).

Rite Aid believes that it has substantially implemented the Proposal, the essential objective of which is for Rite Aid, under board oversight, to adopt policies and standards that require the Company to consider whether it should sell a product based on its effects on public health and the Company's reputation. Rite Aid is committed to selling safe products that maintain the Company's competitive position. This commitment is expressly set forth in Rite Aid's Code of Business Ethics & Conduct, a copy of which is attached hereto as Exhibit B and is publicly available on the Company's website at http://content.riteaid.com/www.riteaid.com/w-content/images/company/governance/20120320_COEBook.pdf?_ga=1.56942378.14 10617328.1422305105. The Code of Business Ethics & Conduct includes a section titled "Product & Service Safety," which provides that "[i]t is essential that [Rite Aid] provide customers with safe products and services." It further provides that ensuring the safety of the Company's products and services "will fulfill [Rite Aid's] responsibilities to the public, maintain a competitive position in the marketplace, and retain the confidence of our customers" (page 8). Accordingly, Rite Aid has a clear policy on maintaining product safety and the Company's competitive position through the products it sells. In addition, the Code of Business Ethics & Conduct states that "especially in the drug store business, a company's good name and reputation" are essential elements for future stability and growth (page 1). Moreover, the Audit Committee Charter, a copy of which is attached hereto as Exhibit C and is publicly available on the Company's website at http://content.riteaid.com/governance/20140401_Audit_Committee_Charter.pdf?_ga=1.53678186.379731444.1421870322, provides that the audit committee shall advise the board with respect to policies and procedures regarding compliance with the Code of Business Ethics & Conduct (pages 5-6).

The Proposal requests that Rite Aid's Nominating and Governance Committee oversee the Company's formulation and implementation of policies and standards to determine whether the company should sell products based on their health effects and potential to harm the reputation of the Company. Rite Aid's Code of Business Ethics & Conduct already includes a policy specifically addressing the impact of the products the Company sells on public safety, the Company's competitive position in the marketplace and customer confidence, and the board's audit committee provides oversight concerning the Code of Business Ethics & Conduct. Accordingly, the Company believes that its existing policies embedded in the Code of Business Ethics & Conduct and Audit Committee Charter compare favorably with the Proposal. Where a company has already acted favorably on an issue addressed in a shareholder proposal, Rule 14a-8(i)(10) does not require the company and its shareholders to reconsider the issue. Accordingly, Rite Aid believes that its policies and practices substantially implement the Proposal and that the Proposal is excludable under Rule 14a-8(i)(10).

V. Conclusion

For the foregoing reasons, Rite Aid respectfully requests the concurrence of the Staff that the Proposal may be excluded from the 2015 proxy materials pursuant to Rule 14a-8(i)(7), Rule 14a-8(i)(5) and Rule 14a-8(i)(10).

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,



Marc S. Gerber

Attachments

cc: Marc A. Strassler, Esq.
Rite Aid Corporation

Tom McCaney, Associate Director, Corporate Responsibility
The Sisters of St. Francis of Philadelphia

Susan Vickers, RSM, Vice President Corporate Responsibility
Dignity Health

EXHIBIT A

(see attached)



THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

December 18, 2014

Marc A. Strassler
Corporate Secretary
Rite Aid Corporation
30 Hunter Lane
Camp Hill, PA 17011

Dear Mr. Strassler:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in Rite Aid for many years. As responsible shareholders, we seek to achieve social as well as financial returns on our portfolio. Our company's sale of cigarettes and other tobacco products is antithetical to your stated mission "to improve the health and wellness of our communities..." and leaves Rite Aid exposed to financial and reputational risk.

The Sisters of St. Francis of Philadelphia are therefore submitting the enclosed shareholder proposal regarding the sale of tobacco products in Rite Aid facilities with pharmacies. I submit it for inclusion in the proxy statement for consideration and action by the stockholders at the 2015 annual meeting in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules. Please note that the contact person for this resolution/proposal will be: Tom McCaney, Associate Director, Corporate Social Responsibility. Contact information: 610-716-2766 or tmccaney@osfphila.org.

As verification that we are beneficial owners of common stock in Rite Aid Corporation, I enclose a letter from Northern Trust Company, our portfolio custodian/Record holder, attesting to the fact. It is our intention to keep these shares continuously in our portfolio at least until after the annual meeting.

Respectfully Yours,

Tom McCaney

Tom McCaney,
Associate Director, Corporate Social Responsibility

Enclosures

Office of Corporate Social Responsibility
609 South Convent Road, Aston, PA 19014-1207
610-558-7764 Fax: 610-558-5855 E-mail: tmccaney@osfphila.org www.osfphila.org

Rite Aid Corporation
Tobacco Sales in Pharmacies
2015

RESOLVED: Shareholders request that the Board add a new section to its Nominating and Governance Committee Charter (or otherwise adopt) as follows:

Provide oversight concerning the formulation, implementation and public reporting of policies and standards that determine whether or not the Company should sell a product that:

1.) Especially endangers public health and well being
2.) Has substantial potential to impair the reputation of the Company and/or
3.) Would reasonably be considered by many to be offensive to the values integral to the Company's promotion of its brand.

SUPPORTING STATEMENT

Our Company's motto:

"At Rite Aid we provide you with the support, products, pharmacy services and wellness rewards you need to keep your whole family healthy"

It is inconsistent with this to sell products that when used as intended kill people.

In the 2014 letter to shareholders, our CEO stressed "Expanded Health Care Offerings" and that Rite Aid is "Strengthening our Unique Brand of Health, Wellness and Value" and noted that over 25% of its stores were now branded as "Wellness stores", which outperform other company stores, and that Rite Aid is also positioning "to deliver an additional layer of care through retail clinics".

It is inconsistent with Wellness and clinics to sell products that when used as intended cause cancer and heart attacks.

Prescription drugs constitute almost 70% of sales and over the counter medications and personal care an additional 10%. We believe that the need for a Board policy on the sale of dangerous products is illustrated by the company's continuing sales of cigarettes, a practice that competitors, such as CVS, have halted.

Cigarette smoking has been determined to be the nation's number one avoidable cause of heart disease, cancer, stroke, and emphysema in the United States (the four leading causes of death);

Cigarette smoking is the principal cause of chronic bronchitis, a leading cause of lost workdays and decreased productivity;

A 2011 study conducted by the Centers for Disease Control and Prevention "found that pharmacies and drug stores were significantly more likely to be nonadherent (to the Family Smoking Prevention and Tobacco Control Act) than any other retailer type. Tobacco products account for only 1.8% of total pharmacy sales, and 3.2% of all tobacco sales occur at pharmacies. Our finding that pharmacies are more likely to be nonadherent to point-of-sale provisions may provide another argument in favor of a ban on tobacco sales in pharmacies." http://www.cdc.gov/pcd/issues/2013/12_0184.htm

Rite Aid has made solid attempts to enhance and strengthen its image as a health care provider through the establishment of immunization services, medication therapy management, clinics and health screenings. It has also expanded the number of Wellness stores with enhanced focus on healthy living. We believe that the board should provide oversight to ensure that Rite Aid's progress as a health company is not jeopardized by its sales of products, whether cigarettes or any other product, that when used as intended are lethal and which therefore may result in reputation harm.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000



Northern Trust

December 18, 2014

To Whom It May Concern:

This letter will confirm that the Sisters of St. Francis of Philadelphia hold 900 shares of Rite Aid Corporation. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian/record holder for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in the nominee name of the Northern Trust Company.

This letter will further verify that Sister Nora M. Nash and/or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act on their behalf.

Sincerely,

Sanjay K. Singhal
Vice President

NTAC:3NS-20



THE SISTERS OF ST. FRANCIS OF PHILADELPHIA
609 South Convent Road, Aston, PA 19014-1207


CERTIFIED MAIL
7010 0780 0002 0857 2243




UNITED STATES POSTAGE
PITNEY BOWES
$ 006.48⁰
02 1P
0000813807 DEC 18 2014
MAILED FROM ZIP CODE 19014

Marc A. Strassler
Corporate Secretary
Rite Aid Corporation
30 Hunter Lane
Camp Hill, PA 17011

17011$2400 C012




Dignity Health.

185 Berry Street, Suite 300
San Francisco, CA 94107
direct 415.438.5500
fax 415.438.5724
dignityhealth.org

December 26, 2014

Marc A. Strassler
Corporate Secretary
Rite Aid Corporation
30 Hunter Lane
Camp Hill, PA 17011


RECEIVED
DEC 29 2014
RITE AID
LEGAL DEPARTMENT

Dear Mr. Strassler:

Dignity Health is a shareholder of Rite Aid Corporation. We integrate environmental, social and governance criteria into our investment decision-making, and regularly engage with companies we hold to encourage the implementation of best practices in these areas.

Dignity Health, in collaboration with Sisters of St. Francis of Philadelphia, hereby submits the enclosed proposal "Rite Aid Corporation Tobacco Sales in Pharmacies 2015" for inclusion in the proxy statement for consideration and action by the 2015 shareholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. Sisters of St. Francis of Philadelphia is authorized to act on our behalf in the event that the proposal is withdrawn.

Dignity Health has held the requisite amount of Rite Aid Corporation stock for more than one year and will continue to hold the requisite number of shares to submit a proposal through the date of Rite Aid Corporation's annual meeting at which the proposal will be considered. Proof of ownership will be provided upon request. A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC).

Sincerely yours,

Susan Vickers, RSM

Susan Vickers, RSM
Vice President Corporate Responsibility

Enclosure

cc: Tom McCaney, Corporate Social Responsibility

Rite Aid Corporation
Tobacco Sales in Pharmacies
2015

RESOLVED: Shareholders request that the Board add a new section to its Nominating and Governance Committee Charter (or otherwise adopt) as follows:

> Provide oversight concerning the formulation, implementation and public reporting of policies and standards that determine whether or not the Company should sell a product that:
>
> 1.) Especially endangers public health and well being
> 2.) Has substantial potential to impair the reputation of the Company and/or
> 3.) Would reasonably be considered by many to be offensive to the values integral to the Company's promotion of its brand.

SUPPORTING STATEMENT

Our Company's motto:

"At Rite Aid we provide you with the support, products, pharmacy services and wellness rewards you need to keep your whole family healthy"

It is inconsistent with this to sell products that when used as intended kill people.

In the 2014 letter to shareholders, our CEO stressed "Expanded Health Care Offerings" and that Rite Aid is "Strengthening our Unique Brand of Health, Wellness and Value" and noted that over 25% of its stores were now branded as "Wellness stores", which outperform other company stores, and that Rite Aid is also positioning "to deliver an additional layer of care through retail clinics".

It is inconsistent with Wellness and clinics to sell products that when used as intended cause cancer and heart attacks.

Prescription drugs constitute almost 70% of sales and over the counter medications and personal care an additional 10%. We believe that the need for a Board policy on the sale of dangerous products is illustrated by the company's continuing sales of cigarettes, a practice that competitors, such as CVS, have halted.

Cigarette smoking has been determined to be the nation's number one avoidable cause of heart disease, cancer, stroke, and emphysema in the United States (the four leading causes of death);

Cigarette smoking is the principal cause of chronic bronchitis, a leading cause of lost workdays and decreased productivity;

A 2011 study conducted by the Centers for Disease Control and Prevention "found that pharmacies and drug stores were significantly more likely to be nonadherent (to the Family Smoking Prevention and Tobacco Control Act) than any other retailer type. Tobacco products account for only 1.8% of total pharmacy sales, and 3.2% of all tobacco sales occur at pharmacies. Our finding that pharmacies are more likely to be nonadherent to point-of-sale provisions may provide another argument in favor of a ban on tobacco sales in pharmacies." http://www.cdc.gov/pcd/issues/2013/12_0184.htm

Rite Aid has made solid attempts to enhance and strengthen its image as a health care provider through the establishment of immunization services, medication therapy management, clinics and health screenings. It has also expanded the number of Wellness stores with enhanced focus on healthy living. We believe that the board should provide oversight to ensure that Rite Aid's progress as a health company is not jeopardized by its sales of products, whether cigarettes or any other product, that when used as intended are lethal and which therefore may result in reputation harm.

STATE STREET GLOBAL SERVICES.

State Street Global Services

Erin Rodriguez
Vice President
P.O. Box 5466
Boston, MA 02206

Telephone 916-319-6142
Facsimile 617-786-2235

eprodriguez@statestreet.com

January 8, 2015

Sr. Susan Vickers
VP Community Health
Dignity Health
185 Berry Street, Suite 300
San Francisco, CA 94107
Fax #415-591-2404

Re: Stock Verification Letter

Dear Susan:

Please accept this letter as confirmation that Dignity Health has owned at least 200 shares or $2,000.00 of the following security from December 26, 2013 – December 26, 2014. The December 26, 2014 share position is listed below:

Security	CUSIP	Shares
Rite Aid	767754104	105,390

Please let me know if you have any questions.

Regards,



EXHIBIT B

(see attached)


RITE
AID



CODE OF BUSINESS ETHICS & CONDUCT

DO THE RITE THING

MEET HERB our friendly canine mascot...
leading us to good ethical decisions. Follow HERB as he
Highlights Ethically Responsible Behavior



TABLE OF CONTENTS

INTRODUCTION



FOR ASSOCIATES



FOR CUSTOMERS & COMMUNITY



FOR SHAREHOLDERS



FOR BUSINESS PARTNERS

Employment at Rite Aid is "at will," which means both the associate and Rite Aid have the right to terminate employment at any time, with or without advance notice, and with or without cause. Nothing in this Code should be construed as creating a contract for any length of employment, or any limitation on discipline or alteration of the terms of employment by Rite Aid. Only a corporate officer has the authority to make any contrary agreement, and any such agreement must be in writing and signed by both the corporate officer and the affected associate.

Rite Aid
Human Resources Department
P.O. Box 3165
Harrisburg, PA 17105



A MESSAGE FROM OUR PRESIDENT & CEO JOHN STANDLEY



In business, and especially in the drug store business, a company's good name and reputation are just as important as revenue and profit in laying the groundwork for future stability and growth. You contribute to our good name and reputation each day through your honesty, dedication and hard work. To guide you in making the right decisions, we have developed the Rite Aid Code of Ethics and Business Conduct, which has been approved by our Board of Directors.

The principles outlined in this Code are not new—they have guided the way we do business for a long time. They embody the highest level of ethics, honor and respect for others. We expect, and our shareholders and regulatory agencies demand, that all associates conduct themselves in accordance with these policies. We also hold the companies that do business with us to these same standards.

The Rite Aid Code of Ethics and Business Conduct does not address all situations or answer all possible questions. For that we must ultimately rely on each associate's sense of what is right and wrong, including a sense of when to seek guidance from others on the appropriate course of conduct. If you have questions about this information, please refer to existing policies and procedures or speak to your supervisor, a member of senior management, Rite Aid's Executive Vice President of Human Resources, or Rite Aid's General Counsel.

In keeping to the company's core value of demonstrating Integrity in All We Do, our Ethics Committee has also launched a campaign called "HERB" to support and acknowledge ethical behavior. HERB stands for Highlighting Ethically Responsible Behavior. Associates can email herb@riteaid.com to ask a question or recognize a fellow associate.

Your cooperation and compliance with the Rite Aid Code of Ethics and Business Conduct will help us to provide the most competitive products and the highest level of service to our customers. Our success depends on each and every associate continuing to conduct our business in an ethical manner. Thank you for doing your part to ensure that Rite Aid continues to realize its potential, in both the business that we do and the way that we do business.



OUR CORE VALUES


RITE AID

PASSION FOR OUR CUSTOMERS

We create unmatched levels of loyalty through our associates by being passionately committed to our customers and all we serve.



ENCOURAGEMENT FOR OUR ASSOCIATES

We provide an environment that inspires and motivates the best people to choose to work here...where they can reach their fullest potential. We support personal growth and achievements. We dedicate ourselves to creating an experience for all of our associates that is easy, exciting and engaging.



WINNING THROUGH TEAMWORK

We work for the good of the company, not just an individual business or function, by freely offering help and assistance to others and seek it when needed. We provide praise and encouragement to fellow associates. Celebrate success...both individual and team.



COMMITMENT TO DIVERSITY AND RESPECT FOR THE INDIVIDUAL

We display behaviors that clearly show respect for others and with all their diversity. We invest the time to be exposed to different people, places and points of view and respect the dignity and potential of each individual.

INTEGRITY IN ALL WE DO

We demonstrate high integrity and develop organizations with unquestioned levels of integrity – never compromising on the pressures of the day. We openly consult with others whenever in doubt about any decision or action being the right one.

ACCOUNTABILITY FOR OUR ACTIONS AND RESULTS

We consistently guide and lead teams to extraordinary results. We are accountable to the standards we set.

VALUE FOR OUR SHAREHOLDERS

We are fiscally responsible and committed to consistently deliver value for our shareholders.

CARING NEIGHBORS

We are caring neighbors, involved in community activities in meaningful ways and committed to reflecting the diversity of each community we serve.

FOLLOW HERB TO DO THE RITE THING...


RITE AID CORE VALUES
HERB

DO THE RITE THING

Is it Legal?

Does it comply with RITE AID policies & ethical practices?

Does it respect our customers, associates, shareholders & community?

Would you take full responsibility for the outcome of your actions?

If the answers to any of these questions is **"NO"**, don't do it. If you are still unsure, seek help from your Supervisor, HR Manager, Corporate HR department or the Legal department.

DO THE **RITE THING**

FOR OUR ASSOCIATES



ENCOURAGEMENT FOR OUR ASSOCIATES

We provide an environment that inspires and motivates the best people to choose to work here... where they can reach their fullest potential. We support personal growth and achievements. We dedicate ourselves to creating an experience for all of our associates that is easy, exciting and engaging.

CULTURE & RECOGNITION

At Rite Aid, we strive to create a work environment that is mutually respectful. Culture Change Champions, or associate advocates, are in every district, region, distribution center, and corporate office to ensure that this is achieved. Their purpose is to continually work to support efforts that make your work experience better.

Understanding and practicing our culture is critical to the Company's continued success. Our goal is to create and keep highly satisfied associates and customers. We value a culture of recognition, appreciation, and praise and want to celebrate your successes.

Associates are recognized for their contributions through our Associate Recognition process. Recognition is given peer to peer, management to associates, and associates to management. Everyone is recognized, appreciated, and praised for acting with a spirit of mutual respect for fellow associates and having a passion for customers. One of the highest honors you can receive is a formal compliment and praise from a customer. Associates who receive customer compliments are recognized by their region/group leader.

ASSOCIATE PRIVACY

We respect your privacy and will acquire and retain only the personal information that is necessary for the Company's effective operation or as required by law. Access to such information is limited to only those who have an appropriate need to know and will comply with all applicable laws.

However, you should have no expectation of privacy with respect to your workstation, including your computer, desk phone, cell phone/PDA, and any other equipment provided to you by the Company. There may be times when your workstation must be accessed for the safety of others or when otherwise deemed appropriate.

EQUAL EMPLOYMENT OPPORTUNITY & NONDISCRIMINATION

Rite Aid is an equal opportunity employer and is committed to a diverse work environment where individual differences are appreciated and respected. It is our policy to recruit, hire, train, and promote associates regardless of race, color, religion, gender, sexual orientation, gender identity, marital status, national origin, disability, age, genetic information (including genetic tests, counseling, or education and family history of diseases or disorders), military status, veteran status, pregnancy/childbirth or related medical conditions, or any other basis protected by state or federal law.



COMMITMENT TO DIVERSITY AND RESPECT FOR THE INDIVIDUAL

We display behaviors that clearly show respect for others and with all their diversity. We invest the time to be exposed to different people, places and points of view and respect the dignity and potential of each individual.

EQUAL EMPLOYMENT OPPORTUNITY & NONDISCRIMINATION (CONT)

In addition, we will not tolerate discrimination against associates based on any of these characteristics and will make a reasonable accommodation for a known disability of a qualified applicant or associate so long as the accommodation does not impose an undue hardship.

For further information regarding the Company's policy on equal employment opportunity and nondiscrimination, please refer to Policies 1.1 and 1.2.

HARASSMENT

Harassment based on such factors as race, color, religion, gender, sexual orientation, gender identity, marital status, national origin, disability, age, genetic information (including genetic tests, counseling, or education and family history of diseases or disorders), military status, veteran's status, pregnancy/childbirth or related medical conditions, or any other basis protected by state or federal law is unacceptable and will not be tolerated. Harassment includes verbal, physical, and visual conduct that creates an intimidating, offensive, or hostile work environment or that interferes with work performance.

For further information regarding the Company's policy on harassment, please refer to Policy 4.1.

WAGE & HOUR

Associates must be paid fairly, timely, and in accordance with applicable federal and state laws. To do so, we must maintain accurate records of work hours for non-exempt associates. If you are classified as non-exempt, you are required to record your entire time worked and must ensure that all of your time worked has been recorded accurately. Adjustments to your time worked can only be made by management and with your knowledge and consent. Falsification of a time record is considered a policy violation and is subject to disciplinary action.

In addition, associates are not permitted to work "off the clock." We will never require, encourage, or suggest that a non-exempt associate perform work without properly recording it.

We all benefit from periodic scheduled breaks throughout our work time. It is important that you follow your state's meal and break guidelines. Supervisors should keep in mind that the meal and break guidelines may be different for minor associates than those over the age of 18.
State-by-state guidelines are available on the store portal.

"Equipment must be operated in a safe manner (with all safety devices in place) and associates must wear personal protective equipment where required."

WORKPLACE SAFETY & VIOLENCE

You have the right to work in an environment that is safe and free from threats and acts of violence. Accordingly, you are responsible for maintaining clean and orderly work facilities that are free from recognized hazards. You must also obey all safety statutes and regulations as well as our safety policies, procedures, rules, and guidelines.

All injuries (no matter how minor) and violations of health and safety policies, laws, or regulations must be reported immediately to your supervisor. In addition, health and safety information must be accurately recorded.

You may not carry weapons or explosives in Company facilities. Similarly, we will not tolerate any level of violence in the workplace or in any work-related setting. Violations of this policy must be reported to your supervisor immediately.

For further information regarding the Company's policy on workplace safety and violence, please refer to Policies 2.1 and 2.2 and the Retail Safety Handbook.

DRUGS & ALCOHOL

Rite Aid is committed to maintaining high standards of safety, productivity, and reliability and to promoting good health for its associates and customers. To this end, we may require drug tests as permitted by law and have a zero tolerance policy that prohibits the use of illegal drugs and alcohol at work. These measures promote a safe and productive work environment and prevent accidents, injuries, and property damage that may result from the use of illegal drugs and/or alcohol.

If you are taking medication (prescribed or over-the-counter), it is your responsibility to determine if the medication could impair your safe job performance. If a medication may affect your ability to safely perform your job duties, you must report it to your supervisor or Human Resources Manager before beginning work.

If you believe you are dependent on illegal drugs and/or alcohol, you can seek help through our Employee Assistance Program (EAP) (1-800-833-0453 or www.rieashelp.com). It is your responsibility to pursue treatment before the substance abuse concern results in unsatisfactory performance, attendance problems, safety risks, and/or a violation of any policy. Substance abuse will not excuse you from discipline related to poor performance or violations of policy, so you are encouraged to seek assistance promptly, before your performance is affected.

If you suspect that another associate is impaired and incapable of performing his/her duties, please immediately report it to your supervisor or human resources manager.

For further information regarding the Company's policy on drugs and alcohol, please refer to Policy 4.7.



EMPLOYEE ASSISTANCE PROGRAM (EAP)

It is important that we provide our associates with an employee assistance program, which we have done so through a partnership with RIEAS. RIEAS is a confidential resource that can provide assistance for a variety of personal concerns. Consultants are available 24 hours a day, 7 days a week to address immediate concerns as well as work with you on an ongoing basis as needed.

To request assistance or to review the services offered by RIEAS, please call 1-800-833-0453 or visit their website at www.rieashelp.com.



WINNING THROUGH TEAMWORK

We work for the good of the company, not just an individual business or function, by freely offering help and assistance to others and seek it when needed. We provide praise and encouragement to fellow associates. Celebrate success...both individual and team.

ASSOCIATE COMPLAINT RESOLUTION

To facilitate good working relationships, issues and concerns need to be addressed quickly and properly. The following should be reported to your supervisor or Human Resources Manager:

- If you need assistance resolving a conflict.
- If you believe that you have been subjected to a policy violation.
- If you know of or suspect a violation of applicable laws and regulations, the Code, or any other policy.

For additional guidance on the type of violations that should be reported, please refer to Policy 4.17.

If you are not comfortable reporting a conflict or violation to your supervisor or Human Resources Manager, you may call the Rite Call hotline (1-888-RITE-CALL/1-888-748-3225) 24 hours a day, 7 days a week, 365 days a year. The hotline is staffed by an outside, independent third party and can be an anonymous way to report a conflict or violation. Please keep in mind that it may be difficult for us to follow up on your complaint if you do not leave any identifying information. If you wish to follow up on the status of your call, the hotline representative will give you a pin number. Associates who make a good faith report of a suspected violation will not be subject to retaliation.

Reported violations will be promptly investigated and kept confidential to the extent possible. It is imperative that you do not conduct a preliminary investigation on your own. Investigations of alleged violations may involve complex legal issues. If you act on your own, you may compromise the integrity of an investigation and adversely affect both yourself and the Company. If you are part of an internal company investigation, you are expected to fully cooperate and share the information you have knowledge of on a need-to-know basis only.

We intend to use every reasonable effort to prevent the occurrence of conduct that is not in compliance with this Code, company policies, and applicable laws. We will also halt any such conduct that may occur as soon as reasonably possible after its discovery.

If you violate this Code and/or any other company policy, direct or approve infractions, or have knowledge of them and do not report them, you may be subject to disciplinary action, up to and including discharge.

For further information regarding the Company's associate complaint resolution process, please refer to Policy 4.9.

ASSOCIATE RESPONSIBILITY

We have an obligation to comply with the letter and spirit of the Code and all other policies, to report violations of improper conduct, and to know when to ask for guidance. Your actions should reflect our values, demonstrate ethical leadership, and promote a work environment that upholds our reputation for integrity, ethical conduct, and trust.

If you witness or suspect a violation to this Code, our policies, or any applicable laws and regulations, you have a duty to report that information. You can report it using our Associate Complaint Resolution procedure, by contacting any of the positions listed in the Code or our policies, or by contacting our General Counsel. Failure to report may result in disciplinary action.

Ultimate responsibility to ensure that we comply with the laws and ethical standards affecting our business rests with all of us. However, you do not need to go it alone. We encourage you to seek guidance from your supervisor, Human Resources Manager, or our General Counsel if you are uncertain of what the appropriate conduct is in situations you may encounter.

DO THE RITE THING

FOR OUR CUSTOMERS & COMMUNITIES WE SERVE



HERB

PASSION FOR OUR CUSTOMERS

We create unmatched levels of loyalty through our associates by being passionately committed to our customers and all we serve.

SUCCESS IN THE MARKETPLACE

To achieve success, we must depend on the Company's reputation for quality, service, and integrity. The way you deal with customers, competitors, and suppliers molds the Company's reputation, builds long-term trust, and determines our success. We are committed to a policy of vigorous and lawful competition that is based on the merits of our products and services. You must seek to maintain the trust of our customers, competitors, and suppliers by always conducting business in a fair and ethical manner.

PRODUCT & SERVICE SAFETY

It is essential that we provide customers with safe products and services. This will fulfill our responsibilities to the public, maintain a competitive position in the marketplace, and retain the confidence of our customers.

TRUTH IN ADVERTISING

You may not make misstatements of fact or give misleading impressions in any advertisement, literature, or other public statements. All statements made in support of our products and services must be true. Questions regarding whether an advertisement or other material meets the requirements of the Code should be directed to the General Counsel.

TRUTH IN PRESCRIPTION BILLING

We are committed to accuracy in billing for our services to government health programs and private third party payers. Associates who provide pharmacy services or prepare and submit claims for pharmacy services are expected to comply with all federal health care program requirements, including the preparation and submission of accurate billings consistent with the requirements of federal health care programs and the Company's policies and procedures regarding those programs and private payers.

If you fail to comply with federal health care program requirements or with company policies and procedures, you face the possibility of disciplinary action up to and including discharge. You and the Company also face the possibility of civil and criminal fines and other punishment (including imprisonment for individuals) for health care fraud. Anyone convicted of health care fraud also faces the possibility of being placed on the federal exclusion list, which will make them ineligible to participate in federally-funded health care programs.



INTEGRITY IN ALL WE DO

We demonstrate high integrity and develop organizations with unquestioned levels of integrity – never compromising on the pressures of the day. We openly consult with others whenever in doubt about any decision or action being the right one.

TRUTH IN PRESCRIPTION BILLING (CONT.)

You are required to report any suspected violations of federal health care program requirements or of company policies and procedures regarding those programs or billing to any third party payers. Suspected violations should be reported to your supervisor, Human Resources Manager, or the Rite Call hotline (1-888-748-3225/1-888-RITE-CALL). All reports will be maintained in confidence to the extent appropriate and no associate will be retaliated against for making a good faith report. If you fail to report a violation, you face the possibility of disciplinary action, up to and including discharge.

In addition to the federal laws designed to prevent and report fraud, waste, and abuse in billing, many states have several statutes for the same purpose but offering additional protections and penalties. Please refer to the store portal for state-specific postings.

For further information regarding preventing, identifying, and reporting fraud, waste, and abuse, please refer to the Associate Atlas, store portal, and the Fraud, Waste, and Abuse CBT course.

PATIENT PRIVACY

The federal HIPAA Privacy Regulation provides standards for protecting the medical information of patients, including our associates. It is our policy to conform to those standards.

Through the course of your employment, you may handle Protected Health Information (PHI). PHI is information that can identify an individual and his/her past, present, or future physical and/or mental condition(s). You cannot provide PHI, information regarding patient or associate purchases, or personal information (addresses, phone numbers, etc.) to anyone other than the patient or associate unless a written power of attorney is presented or otherwise as permitted by law. Such information is absolutely private and we have an obligation to protect that privacy.

As stipulated by HIPAA regulations, you will be provided with training in accordance with your access to PHI. Completion of the training will establish that you understand your responsibilities. Violations of privacy regulations or policies will result in disciplinary action.

For further information on HIPAA privacy requirements, please refer to the Associate Atlas, the store portal, and HIPAA-related training modules.



CARING NEIGHBORS

We are caring neighbors, involved in community activities in meaningful ways and committed to reflecting the diversity of each community we serve.

ENVIRONMENTAL POLICIES

We are committed to conserving energy, avoiding the unnecessary generation of waste, and carrying out company activities in ways that preserve and promote a clean, safe, and healthy environment.

The Company has implemented programs to help us maintain this commitment, including a high performance retrofit lighting program, a high efficiency HVAC unit replacement program, waste management programs, and an energy management system that reduces our overall electricity consumption. We also have more energy efficient store design specifications, construction, operation practices, and use more energy efficient equipment.

It is important that we follow all applicable policies and laws and that we make every effort to prevent and report violations to the Risk Management department.

CARING NEIGHBORS

One of our core values is to be a caring neighbor. This means being a neighborhood drugstore that offers programs and services that help people live healthier, happier lives.

To help our customers live healthier, happier lives, we offer them many health-related programs and cost-savings opportunities within our stores.

To help our communities, we support the Children's Miracle Network through annual Miracle Balloon campaigns nationwide. Since 1994, we have raised more than $50 million. All of the money raised goes directly to local Children's Miracle Network hospitals in our communities.

The Rite Aid Foundation was founded in 2001 and is our not-for-profit foundation. Since its inception, the Foundation has donated more than $12.5 million dollars to non-profit organizations across the nation. Grants are awarded for programs focusing on improving the health of at-risk individuals in the communities that we serve. Funding is given annually to these organizations to support their programs.





DO THE RITE THING

FOR OUR SHAREHOLDERS

VALUE FOR OUR SHAREHOLDERS

We are fiscally responsible and committed to consistently deliver value for our investors.

MEETING SHARED RESPONSIBILITIES

We are all responsible for following the Code, which is released to associates annually and can be found on the Company's website, the corporate intranet, and the store portal. In addition, designated executives must complete an executive acknowledgement and the CEO and financial officers must review and acknowledge the CEO & Financial Officer Code of Ethics.

The Executive Vice President, Human Resources, reporting directly to the President & Chief Executive Officer, has been designated with the responsibility to oversee and monitor compliance with the Code. The Chief Compliance Officer, will periodically report the establishment, implementation, and enforcement of the Code and other program elements to the Board of Directors.

Sales agents, consultants, representatives, and suppliers are required to observe the same standards of conduct when conducting business with or for the Company. If suppliers and consultants have questions, they should contact the General Counsel.

CONFLICTS OF INTEREST

All work conducted on behalf of Rite Aid must be completed in the best interest of the Company and without any conflicts of interest or the appearance of a conflict of interest. A conflict of interest arises when a person or situation does or could compromise an associate's judgment or ability to conduct business in the best interest of the Company. A conflict of interest may arise whether or not such an action occurred if it creates the appearance of a conflict.

For further information regarding the Company's policy on conflicts of interest, please refer to Policy 4.5.

CONFIDENTIAL INFORMATION

You may learn information about the Company's business operations, plans, and/or "secrets of success" that are not known to the general public or to competitors. You may also obtain information concerning possible transactions with other companies or receive confidential information concerning other companies that we are under an obligation to maintain as confidential.

"Customer lists, the terms offered or prices charged to customers and suppliers, and marketing or startegic plans are examples of confidential information."

CONFIDENTIAL INFORMATION (CONT.)

If you possess or have access to confidential information, you:

- Are not permitted to use the information for your benefit or the benefit of persons outside the Company.
- Must guard against the disclosure of that information to other associates unless they need it to carry out business responsibilities and to people outside the Company, including family members and business and/ or social acquaintances.
- Must mark information as "confidential," "proprietary," or with a similar notation.
- Must maintain it under password protection or in a secure place; it must be under your direct supervision when in use.

Confidentiality agreements are required when we must disclose confidential information to suppliers, consultants, or joint venture participants. These agreements notify the person receiving the information that he/she must maintain the secrecy of such information or face legal consequences. If you need to disclose confidential information to someone outside the Company, you must contact the Legal department to discuss using a confidentiality agreement.

The obligation to treat information as confidential does not end when associates leave the Company. Former associates must return all company documents and other materials containing confidential information upon their separation from the Company and must not disclose this information to a new employer.

For further information regarding the Company's policy on confidential information, please refer to Policy 4.4.

COMPANY ASSETS & RESOURCES

We have a duty to safeguard company assets and resources and use them for business purposes only. Without the proper authorization, you may not take, loan, sell, damage, or otherwise dispose of company property You must also take the appropriate measures to ensure against the theft, damage, and misuse of company property. It is also important that you secure your computer systems, computer, and voicemail with passwords.

When using company resources to send email or voicemail or to access the internet, you are acting as a representative of the Company. You may not use company resources in a way that is unlawful, disruptive, or offensive to others and must ensure that messages do not include comments, language, images, or files that you would be embarrassed to have read by persons not intended to receive the message. In addition, you may not use these resources in a wasteful manner. Inappropriate use of company resources may damage the Company's reputation and expose both you and the Company to legal liability.

All email, voicemail, and personal files stored on company computers are the property of the Company. Therefore, you should have no expectation of personal privacy in connection with these resources. In addition, the Company may review messages sent or received using company computers and communication resources, at its sole discretion.

For further information regarding the Company's policy on computer and communication resources, please refer to the policies contained in Chapter 5 of the Human Resources Policies & Procedures Manual.

COMPANY RECORDS & RETENTION

Company records and documents must be completed accurately, truthfully, promptly and, when applicable, properly authorized. Financial activities must be recorded in compliance with all applicable laws and accounting practices. The making of false or misleading entries, records, or documentation is strictly prohibited. You may never create a false or misleading report under the Company's name. In addition, all payments and established accounts must be used for the purpose described by its supporting documents.

Proper record retention and destruction helps us comply with applicable laws and company policies while helping us to manage the cost of storing and maintaining data. Utilizing these processes properly helps us manage the cost of storing and maintaining records and ensures our compliance with applicable laws and policies.

For further information regarding the Company's policy on record retention and destruction, please refer to Policy 5.1.1 and Rite Aid's Record Management Policy and Procedures.

TRADEMARK COPYRIGHT COMPLIANCE

The Company's name and logo are trademarks, which you must use properly. In addition, you must advise senior management or the Legal department of the inappropriate use of these trademarks.

Similarly, if you use the name, trademark, logo, or printed materials of another company, you must ensure that the use of those materials is done properly and with permission from the Legal department.

Books, articles, drawings, computer software, and other materials may be covered under copyright laws, regardless if they contain a copyright notice. It is a violation of these laws to make unauthorized copies of or plagiarize copyrighted materials. If you do so, both you and the Company may be subject to substantial civil and criminal penalties.



INSIDER TRADING

You are prohibited from insider trading (buying or selling company securities when you are in possession of material, nonpublic information) and tipping (passing such information on to someone who may buy or sell securities). This applies to the Company's securities and those of other companies if you learn material, nonpublic information about them in the course of completing your job duties.

Information is considered material if: a) there is a substantial likelihood that a reasonable investor would find the information important in determining whether to trade in a security; or b) the information, if made public, would likely affect the market price of a company's securities. Examples of material information include unannounced dividends, earnings, financial results, new or lost contracts or products, sales results, important personnel changes, business plans, possible mergers, acquisitions, divestitures or joint ventures, and important regulatory, judicial, and legislative actions.

INSIDER TRADING (CONT.)

Information is considered nonpublic unless it has been adequately disclosed to the public, which means that the information must be publicly disclosed and adequate time must have passed for the securities markets to digest the information. Adequate disclosure includes public filings with securities regulatory authorities and the issuance of press releases, which may include meetings with members of the press and the public. A delay of two (2) business days is generally considered a sufficient period for routine information to be absorbed by the market. A longer period of delay may be considered appropriate for more complex transactions.

You may not disclose inside information to anyone, including coworkers, unless the person receiving the information has a legitimate, business-related need to know. Former associates must maintain the confidentiality of that information until it has been adequately disclosed to the public. If there is any question as to whether information regarding the Company or any other companies we have dealings with is material or has been adequately disclosed to the public, you must contact the Legal department.


"The way that
we do business is
just as important
as the business
that we do."

ANTITRUST LAWS

Our activities are subject to antitrust and trade regulations, which govern how we interact with competitors, customers, and suppliers. It is important for us to know and understand these laws and regulations and to make sure that we are in full compliance with them. Some of the most serious antitrust offenses involve agreements between competitors to fix prices, to limit product and service availability, and to allocate customers, territories, and markets. Any such agreement, whether formal or informal, may be unlawful and is prohibited.

You must avoid unnecessarily involving yourself in situations from which unlawful agreements may be inferred. For that reason, contact with competitors should be kept to a minimum. You must notify the Legal department before participating in a meeting or event that brings competitors together. All contact with competitors should be conducted as if they were in the public view.

Failure to comply with antitrust laws could subject both you and the Company to criminal fines and jail terms. In addition, the Company may be subject to large civil penalties and treble damages. Questions and concerns must be directed to the Legal department.

GATHERING COMPETITIVE INFORMATION

You may gather information about the marketplace, including information about our competitors and their products and services. However, there are limits to the ways that this information can be acquired and used. When gathering competitive information, you must abide by the following guidelines:

- Gather information about competitors from sources such as published articles, advertisements, brochures, other non-proprietary materials, surveys by consultants, and conversations with clients (as long as those conversations do not suggest that we are attempting to conspire with our competitors by using the customer as a messenger, by gathering information in breach of a client's nondisclosure agreement with a competitor, or through other wrongful means).



GATHERING COMPETITIVE INFORMATION (CONT.)

- Never misrepresent the Company's identity when attempting to collect competitive information.
- Never attempt to acquire a competitor's trade secrets or other proprietary information through unlawful means such as theft, spying, disclosures made by a competitor's past or present employee, or the breach of a competitor's nondisclosure agreement by a client or other person.
- Refuse to accept information if there is any indication that the information was not lawfully received by the party in possession. If you receive information that is anonymous or is marked confidential, you must contact the Legal department immediately.

The improper gathering or use of competitive information could subject you and the Company to criminal and civil liability. When in doubt as to whether a source of information is proper, contact the Legal department.

PROHIBITION OF GIFTS TO GOVERNMENT OFFICIALS & EMPLOYEES

The various branches and levels of the government have laws that restrict the giving of gifts, including meals, entertainment, transportation, and lodging, to government officials and employees. You must obtain pre-approval from the Legal department before providing any gift, meal, or anything of value to a government official or employee.

POLITICAL CONTRIBUTIONS & ACTIVITIES

Laws of certain jurisdictions prohibit the use of company funds, assets, services, or facilities on behalf of a political party or candidate. Payment of company funds to any political party, candidate, or campaign may be made only if permitted under applicable laws and approved in advance by the Legal department.

You will not be paid for any time spent running for public office, serving as an elected official, or campaigning for a political candidate. Nor will you be compensated or reimbursed for a political contribution that you intend to make or have made.

LOBBYING ACTIVITIES

Laws of certain jurisdictions require registration and reporting by anyone who engages in a lobbying activity. Lobbying includes: a) communicating with any member or employee of the legislative branch of the government for the purpose of influencing legislation; b) communicating with certain government officials for the purpose of influencing government action; or c) engaging in research or other activities to support or prepare such communication.

So that we comply with lobbying laws, you must notify the Legal department before engaging in any activity on behalf of the Company that may be considered lobbying.

DO THE RITE THING

FOR OUR BUSINESS PARTNERS



ACCOUNTABILITY FOR OUR ACTIONS AND RESULTS

We consistently guide and lead teams to extraordinary results. We are accountable to the standards we set.

BUSINESS COURTESIES

If you make or are involved in making business decisions for the Company, you must do so using consistent and unbiased standards. Associates interacting with any person who has business dealings with the Company (including suppliers, customers, competitors, contractors, and consultants) must conduct such activities in the best interest of the Company.

You and members of your immediate family may not request or accept gifts in connection with company business beyond that of a nominal or token value (less than $25) except as set forth below. This includes gifts, payments, consulting fees, loans, or other benefits of value received directly or indirectly from any existing or potential customer, supplier, or competitor. You may accept an occasional meal or outing with suppliers or customers if there is a valid business purpose involved. If you are asked to attend an overnight event with a vendor, you must obtain prior approval from your department's Executive/Senior Vice President. For any gift received over an estimated value of $25, you must complete and abide by the procedures outlined on the Associate Gift Log.

Any gift that could create or appear to create an obligation to the donor or influence the business relationship with the donor may not be accepted.

You may not furnish or offer to furnish any gifts, entertainment, meals, compensation, credits, or anything of value to a person who has business dealings with the Company (suppliers, purchasers, and competitors), except when authorized by your department's Vice President. If authorized, the item must be reasonable and proper under generally accepted business practices and ethics.

VENDOR RELATIONSHIPS

We value relationships with suppliers and vendors, knowing that our success is heavily based on mutually successful partnerships. In valuing these relationships, we expect our partners to operate and conduct business in the same fair, ethical manner detailed in our Code of Ethics.

Our business partners must ensure compliance with all laws, follow voluntary, diverse, and fair labor practices, and provide workers a safe environment. Vendors, trading companies, and manufacturers that do business with us must also ensure their workers are not imprisoned, forced, enslaved, exploited for prostitution, or other slavery practices, nor do they use forced child labor. Our partners must use clean and environmentally friendly standards, recognizing the importance of earth-friendly enhancements in facilities both domestic and international.

As a business partner, vendors and suppliers are expected to maintain confidentiality standards set forth by Rite Aid, including all proprietary information shared by the Company. Confidential and proprietary information should be discussed on a business need to know basis only.

Any questions or observed violations of our *Code of Ethics* should be reported to the company either by calling 1-888-RITE-CALL/1-888-748-3225, or by contacting our General Counsel.



<u>EXHIBIT C</u>

(see attached)

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF RITE AID CORPORATION

1. **Purpose.** The purpose of the Audit Committee of the Board of Directors of Rite Aid Corporation (the "Corporation") is to:
   a. Provide assistance to the Board of Directors in fulfilling its legal and fiduciary obligations with respect to:
      i. Integrity of the Corporation's financial statements, including matters involving the accounting, auditing, financial reporting, internal control over financial reporting and disclosure control functions of the Corporation and its subsidiaries,
      ii. The performance of the Corporation's internal audit department ("internal auditors") and independent auditors, and
      iii. Compliance by the Corporation with legal and regulatory requirements; and
   b. Be directly responsible for the appointment, compensation, retention and oversight of the Corporation's registered independent public accounting firm ("independent auditors"), including the independent auditor's qualifications and independence.

2. **Composition.** The Audit Committee shall be comprised of three or more independent directors as determined from time to time by resolution of the Board of Directors based upon the recommendation of the Nominating and Governance Committee. Each member of the Audit Committee shall be qualified to serve on the Audit Committee pursuant to the requirements of the Securities and Exchange Commission (the "SEC"), the New York Stock Exchange (the "NYSE") and any additional requirements that the Board deems appropriate. The Chairman of the Audit Committee shall be designated by the Board of Directors, *provided* that if the Board of Directors does not so designate a Chairman, the members of the Audit Committee, by majority vote, may designate a Chairman. Each member of the Audit Committee shall have a working knowledge of financial and accounting practices and be qualified to serve on the Audit Committee pursuant to the requirements of the NYSE, and at least one Audit Committee member shall meet the definition of an "audit committee financial expert", as defined under the applicable SEC rules, as determined by the Board of Directors.

3. **Meetings.** The Audit Committee shall meet or confer with such frequency and at such intervals as it shall determine is necessary to carry out its duties and responsibilities. The Audit Committee, in its discretion, may ask members of management or others to attend its meetings and conferences (or portions thereof) and to provide pertinent information as necessary. The Audit

Committee shall maintain minutes of its meetings and conferences and records relating to those meetings and conferences and provide copies of such minutes to the Board of Directors.

4. **Duties and Responsibilities.** In carrying out its duties and responsibilities, the Audit Committee's policies and procedures should remain flexible, so that it may be in a position to best react or respond to changing circumstances or conditions. While there is no "blueprint" to be followed by the Audit Committee in carrying out its duties and responsibilities, the following should be considered within the authority of the Audit Committee:

Oversight of the Corporation's Relationship with the Independent Auditors

(a) In its sole discretion, appoint, determine funding for and oversee the independent auditors to audit the financial statements of the Corporation and its subsidiaries for each fiscal year.

(b) Instruct the independent auditors that they are ultimately accountable to the Audit Committee and that the Audit Committee is directly responsible for the selection, appointment, compensation, evaluation, oversight and termination of the independent auditors.

(c) Review, discuss and approve the annual audit plan of the independent auditors, including the scope of audit activities, and monitor such plan's progress and results during the year.

(d) Review and approve the independent auditors' annual engagement letter, including the proposed fees contained therein.

(e) Review and discuss the results of the annual audit with the independent auditors including their opinion on the financial statements, a schedule of unadjusted differences, any audit problems or difficulties encountered with management's response, any restrictions on the scope of the independent auditor's activities or restrictions on access to requested information, and any significant disagreements with management.

(f) Review and discuss the results of the annual audit with the independent auditors including their opinion of the effectiveness of internal control over financial reporting, material weaknesses and significant deficiencies.

(g) Review and discuss the quarterly and annual results with the independent auditors.

(h) Obtain from the independent auditors any information with respect to illegal acts that would have a direct and material effect on the determination of financial statement amounts pursuant to Section 10A of the Securities Exchange Act of 1934.

(i) Review material written communications from the independent auditors to management.

(j) Review, discuss and pre-approve audit and other permissible non-audit services provided by the independent auditors.

(k) Oversee the independence of the independent auditors by, among other things:

1) Requiring the independent auditors to deliver to the Audit Committee on an annual basis a formal written statement delineating all relationships between the independent auditors and the Corporation;

2) Actively engaging in a dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditors and recommending that the Board of Directors take appropriate action to satisfy itself of the auditors' independence; and

3) Pre-approving the hiring of professionals who were members of the audit engagement team of the independent auditors and will be employed by the Corporation in any financial management role.

(l) Obtain from the independent auditors and review a formal written statement describing their internal quality control procedures and any material issues raised by such procedures or raised by any inquiry or investigation by governmental or professional authorities, within the preceding five years, relating to one or more independent audits carried out by the firm and any other steps taken to deal with any such issues.

(m) Review the performance of the independent auditors and, in its sole discretion, make decisions regarding the replacement or termination of the independent auditors when circumstances warrant.

Oversight of the Corporation's Internal Auditors

(n) Review, discuss and approve the annual audit plan of the internal auditors and monitor such plan's progress and results during the year.

(o) Review and discuss the internal auditors' department budget and staffing.

(p) Review and discuss the internal auditors' reports and management's response as well as the related follow-up to open matters.

Internal Control Over Financial Reporting Matters

(q) Review and discuss management's current fiscal year risk assessment and risk management summary which is coordinated by the internal auditors. The summary serves as the basis for prioritizing and allocating resources for the Corporation's plans and also serves as a reference for developing audit plans.

(r) Review and discuss with management, internal auditors and independent auditors the annual plan to assess the effectiveness of the Corporation's internal control over financial reporting and disclosure control policies and procedures and monitor such plan's progress and results during the year.

(s) Review and discuss as frequently as necessary with management, internal auditors and independent auditors all significant changes in staff, processes or systems related to internal control over financial reporting along with the related disclosures in the Annual Report on Form 10-K and interim reports on Form 10-Q.

(t) Review and discuss as frequently as necessary with management, internal auditors and independent auditors all noted material weaknesses and significant deficiencies related to internal control over financial reporting along with the related disclosures in the Annual Report on Form 10-K and interim reports on Form 10-Q.

(u) Establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls over financial reporting or auditing matters and the confidential, anonymous submission by employees or non-employees of concerns regarding questionable accounting or auditing matters and review and discuss internal auditors' monitoring of such procedures. Review incidents of conflicts of interest, ethics matters, and loss prevention cases.

(v) Review and discuss as frequently as necessary with management, internal auditors and independent auditors any fraud or noncompliance with regulatory requirements involving management or other employees who have a significant role in the Corporation's internal control over financial reporting including any changes to internal control over financial reporting prompted by such fraud.

(w) Review and discuss with management, internal auditors and independent auditors conflicts or violations of the Corporation's Code of Ethics for the CEO and Senior Financial Officers and conflicts or violations of the Corporation's Code of Ethics and Business Conduct that relate to internal control over financial reporting. Also review and discuss with the internal auditors the annual process for obtaining signed receipt and acknowledgment forms for both codes from the appropriate employees.

(x) Review the appropriateness of the Corporation's policies and procedures with respect to officers' expense reimbursement and perquisites, including use of corporate assets. Discuss with the internal auditors the effectiveness and compliance with these policies and procedures.

(y) Advise the Board with respect to the Corporation's policies and procedures regarding compliance with applicable laws and regulations and with the Corporation's Code of Ethics and

Business Conduct and Code of Ethics for the CEO and Senior Financial Officers.

Financial Reporting and Disclosure Matters

(z) Review and discuss with management and the independent auditors the quarterly and annual results of operations, financial position, cash flows and disclosures including unusual, significant or non-operating items.

(aa) Review and discuss with management and the independent auditors material transactions, including alternative treatments within generally accepted accounting principles, ramifications of the use of such alternatives and the treatment preferred by the independent auditors.

(bb) Review and discuss with management and the independent auditors the actual critical accounting principles and policies and changes in accounting principles and policies, including all alternative treatments of financial information within generally accepted accounting principles, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditors.

(cc) Review and discuss with management and the independent auditors significant new or proposed accounting principles or financial reporting developments that are applicable to the Corporation.

(dd) Review and discuss with management and the general counsel, and outside counsel when appropriate, contingencies and legal matters, including the accounting and disclosure treatments.

(ee) Review and discuss with management, the general counsel, internal auditors and the independent auditors any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Corporation's financial reporting.

(ff) Review with management and the Corporation's independent auditors major areas requiring use of estimates and judgment.

(gg) Review and discuss with management and the independent auditors significant related party transactions and the disclosure treatment.

(hh) Review and discuss with management the Corporation's earnings press releases, including the use of non-GAAP financial measures and related reconciliations.

(ii) Review and discuss with management the Corporation's earnings guidance and other financial projections provided to the public, bankers, investment bankers and rating agencies.

(jj) Meet to review and discuss with management and the independent auditors the annual audited financial statements, including the specific disclosures made, content of management's discussion and analysis, officers' certificates and other disclosures in the Annual Report on Form 10-K prior to filing the Form 10-K and recommend to the Board that the audited financial statements should be included in the filing.

(kk) Meet to review and discuss with management and the independent auditor the unaudited quarterly financial statements, including the specific disclosures made, content of management's discussion and analysis, officers' certificates and other disclosures in the Form 10-Q prior to filing with the SEC.

(ll) Prior to any filing with the SEC requiring the issuance of the independent auditors' consent, review and discuss with management and the independent auditors: i) material written communications between management and the independent auditors, ii) changes in critical accounting principles and policies, and iii) material transactions and alternative accounting treatments.

Other Matters

(mm) Establish and maintain free and open means of communication between and among the Board of Directors, the Audit Committee, the Corporation's independent auditors, the Corporation's internal auditing department and management, including providing such parties with appropriate opportunities to meet privately with the Audit Committee;

(nn) Cause the Audit Committee's selection of the independent auditor to be submitted to the stockholders of the Corporation for ratification at each annual meeting of stockholders. If a majority of stockholders voting on the matter do not ratify the Audit Committee's selection, the Audit Committee will reconsider its choice of independent auditor taking into consideration the views of the stockholders and may, but will not be required to, appoint a different independent auditor.

(oo) Review and reassess annually, or more frequently as circumstances dictate, the adequacy of the Audit Committee's purpose, duties, responsibilities and charter and evaluate annually the performance of the Audit Committee.

(pp) Prepare, review and discuss the Audit Committee report required by the rules of the SEC to be included in the Corporation's annual proxy statement.

(qq) Secure independent expert advice as the Audit Committee deems necessary, including retaining independent counsel, accountants, consultants or others, the cost of such expert advisors to be borne by the Corporation, to assist the Audit Committee in fulfilling its duties and responsibilities.

(rr) Report regularly to the Board of Directors on its activities, as appropriate.

(ss) Perform such additional activities, and consider such other matters, within the scope of its responsibilities, as the Audit Committee or the Board of Directors deems necessary or appropriate.

5. **Limitation of Audit Committee Role.** While the Audit Committee has the duties and responsibilities set forth in this charter, the Audit Committee is not responsible for planning or conducting the audit or for determining whether the Corporation's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Similarly, it is not the responsibility of the Audit Committee to ensure that the Corporation complies with all laws and regulations.